Global Partner Acquisition Corp.

1 Rockefeller Plaza

10th Floor

New York, New York 10020

(646) 756-2877

July 13, 2015

VIA EDGAR

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Global Partner Acquisition Corp.

Registration Statement on Form S-1

Filed June 12, 2015

File No. 333-204907

Dear Mr. Kluck,

Global Partner Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 9, 2015 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on June 12, 2015. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that no such material will be used in the prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented or will present any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.

Founder Shares, page 13

3.	We note your disclosure on page 13 that in the event that you submit your initial business combination to a shareholder vote, the sponsor has agreed to vote its shares in favor of the business combination. We further note your disclosure on page 19 that a business combination subjected to a shareholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that at least 3,881,250 shares owned by the Sponsor are subject to an agreement to vote in favor of the business combination.

The Company has revised the disclosure in response to the Staff’s comment on pages 13, 112 and 122 of the Registration Statement.

Redemption Rights in connection with proposed amendments to our certificate of incorporation, page 21

4.	We note your disclosure that your sponsor, executive officers, directors, and director nominees have agreed pursuant to a written agreement to not propose an amendment to your certificate of incorporation that would affect your obligation to redeem 100% of your public shares in the event that a business combination is not completed within 24 months. Please clarify whether this written agreement refers to the letter agreement that is to be filed as Exhibit 10.2. Additionally, please ensure that all material written agreements referenced in the registration statement between you and your sponsor, officers, directors, director nominees, and advisors are filed as exhibits to this registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment on pages 13, 21, 49 and 88 of the Registration Statement, and the Company will ensure that all such material agreements referenced in the Staff’s comment are filed as exhibits to this Registration Statement.

Risk Factors, page 28

5.	Please add risk factor disclosure discussing your management’s and sponsor’s lack of experience in running a special purpose acquisition corporation.

The Company has added the risk factor disclosure in response to the Staff’s comment on page 43 of the Registration Statement.

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Dilution, page 62

6.	Please tell us how you have calculated the amounts Increase attributable to public stockholders and Decrease attributable to public shares subject to redemption. We note that the amounts currently in the table do not foot to $1.20.

The Company has revised the presentation to reflect that the $1.20 pro forma net tangible book value figure after the offering is subtracted to arrive at dilution to public stockholders.

Directors and Executive Officers, page 102

7.	Please revise your description of the business experience for each of your directors, officers, and director nominees to state each individual’s affiliation with your sponsor.

The Company has revised the disclosure in response to the Staff’s comment.

8.	Please revise your disclosure to identify your independent directors. Refer to Item 407(a) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment on page 105 of the Registration Statement.

Advisors, page 104

9.	We note your disclosure regarding the business experience of your three advisors. Please expand upon your disclosure to state the services that your advisors will provide to you and to explain the differences between your directors and your advisors.

The Company has revised the disclosure in response to the Staff’s comment on page 105 of the Registration Statement.

Executive Officer and Director Compensation, page 105

10.	We note your disclosure on page 106 that you may pay a member of your combined team a fee for financial advisory services rendered in connection with your identification, negotiation and consummation of your initial business transaction. Please clarify whether this fee may be paid out of the offering proceeds deposited into the trust account upon the completion of your initial business combination. Please also clarify whether the per-share amount distributed to redeeming shareholders upon the completion of your initial business combination will be reduced by the financial advisory services fee. Further, please disclose the individuals responsible for determining whether the fee will be paid and explain the considerations they will weigh in making such a determination.

The Company has revised the disclosure in response to the Staff’s comment on pages 24, 79, 82, 106, 108 and 117 of the Registration Statement.

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Exhibit Index

11.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

The Company acknowledges the Staff’s comment and has filed the balance of the exhibits herewith.

In addition, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Paul Zepf
Paul Zepf
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP

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